VF
3-7-03

03014441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**AK 3/5/2003

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RECD S.E.C.
FEB 2 8 2003
086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42712

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/ (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Korth & Company Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32841 Middlebelt, Suite 400
(No. and Street)

Farmington Hills (City) — Michigan (State) — 48334 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Art Frasca — 248-855-8210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoch, Frey & Zugman, CPA's
(Name – *if individual, state last, first, middle name*)

4875 N. Federal Highway, 4th Floor (Address), Fort Lauderdale (City), Florida (State), 33308-4610 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FY

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

J. W. KORTH & COMPANY LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

AND INDEPENDENT AUDITORS' REPORT

HOCH, FREY & ZUGMAN, CPA'S

OATH OR AFFIRMATION

I, James W. Korth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Korth & Company Limited Partnership, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Hector Perez
My Commission DD123941
Expires June 09, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

HOCH, FREY & ZUGMAN

CERTIFIED PUBLIC ACCOUNTANTS

A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

DAVID B. ZUGMAN, CPA, P.A.
DAVID B. BLACK, CPA, P.A.
FREDERICK S. WEINSTEIN, CPA, P.A.
STEVEN M. BORISMAN, CPA, P.A.

JOEL HOCH, CPA - RETIRED
SAMUEL FREY, CPA - RETIRED

FOURTH FLOOR
4875 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33308-4610
BROWARD 954.351.9000 • DADE 305.947.7717
FAX 954.351.9011

401 CAMINO GARDENS BOULEVARD
BOCA RATON, FLORIDA 33432-5810
561.368.9272
FAX 561.392.1521

EMAIL: admin@hfzcpa.com

February 18, 2003

General and Limited Partners
J. W. Korth & Company Limited Partnership

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of J. W. Korth & Company Limited Partnership as of December 31, 2002 and the related statements of income, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Korth & Company Limited Partnership as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hoch, Frey & Zugman

HOCH, FREY & ZUGMAN
Certified Public Accountants

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 57,246
Margin account deposit	102,664
Due from clearing broker	616,093
Securities owned	186,781
Other assets	14,087
TOTAL ASSETS	$976,871

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 21,354
PARTNERS' EQUITY	955,517
TOTAL LIABILITIES AND PARTNERS' EQUITY	$976,871

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Trading profits	$685,525
EXPENSES	
Employee compensation and benefits	334,246
Clearings and commissions	19,607
Professional fees	33,272
Communications	52,311
Occupancy	27,731
Other	52,137
Total Expenses	519,304
Income From Operations	166,221
OTHER INCOME/(EXPENSES)	
Interest income	19,450
Impairment on advance to equity method investee	(233,453)
Total Other Income/(Expenses)	(214,003)
NET INCOME/(LOSS)	$ (47,782)

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	General Partner	Limited Partners	Total
Balances – January 1, 2002	$ (156,039)	$325,883	$ 169,844
Distributions to partners	(339,600)		(339,600)
Contributions from partners	1,173,055		1,173,055
Net income/(loss)	(42,048)	(5,734)	(47,782)
BALANCES - DECEMBER 31, 2002	$ 635,368	$320,149	$ 955,517

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income/(loss)	$ (47,782)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:	
Impairment on advance to equity method investee	233,453
Increase in securities owned	(87,414)
Increase in margin account deposit	(747)
Increase in other assets	(837)
Increase in amount due from clearing broker	(659,109)
Decrease in other accounts payable and accrued expenses	(6,103)
Total Adjustments	(520,757)
NET CASH USED IN OPERATING ACTIVITIES	(568,539)
CASH FLOWS FROM INVESTING ACTIVITIES	
Advance to equity method investee	(233,453)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to partners	(339,600)
Contributions from partners	1,173,055
NET CASH PROVIDED BY FINANCING ACTIVITIES	833,455
NET INCREASE IN CASH	31,463
CASH – January 1, 2002	25,783
CASH – December 31, 2002	$ 57,246

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

J. W. Korth & Company Limited Partnership (the "Partnership") was organized under the Michigan Revised Uniform Limited Partnership Act, as amended, for the purpose of operating as a full service investment banking firm. The general partner and each limited partner share in the profits and losses of the Partnership in proportion to their respective interests in the Partnership, except for guaranteed payments to the general partner. A limited partner's loss is limited to the amount of his or her investment. Unless sooner terminated by law or as provided in the Limited Partnership Agreement, the Partnership will terminate on December 31, 2040.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis. The risk of loss on unsettled transactions is the same as settled transactions and relates to the customer's or broker's inability to meet the terms of their contract. Securities owned and sold, not yet purchased, are valued at market and unrealized gains and losses are included in net income.

Income Taxes

Income taxes have not been provided in the accompanying financial statements because the income is includible in the tax returns of the partners.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Partnership maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2002, the Partnership's "Net Capital" was $912,517 and "Required Net Capital" was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" should not exceed 15 to 1. At December 31, 2002, the Partnership's ratio was .03 to 1.

NOTE 3 - COMMITMENTS

Operating Lease – The Partnership is a lessee for certain office space under a real estate lease agreement which expires March 31, 2004.

Minimum future rental payouts under this lease having a remaining term in excess of one year as of December 31, 2002 are:

Year	Amount
2003	$29,036
2004	7,341
Total	$36,377

Total rent expense for the year ended December 31, 2002 was $27,731.

NOTE 4 - LOSS IN EQUITY INVESTMENT AND IMPAIRMENT OF ADVANCES

The Partnership is a 50% owner of a development stage company Tourjets Airline Corporation ("the Company") and is accounting for its investment on the equity method. The Partnership's initial equity investment in the Company was $6,000. The Partnership advanced $233,453 to the Company during 2002. Additionally, the Partnership advanced $368,084 to the Company during 2001 and 2000.

The Company has not yet commenced operations and continues to incur losses. The Company is planning to undertake an initial public offering (IPO). Proceeds from the IPO will be used to repay the advances to the Partnership if the IPO is completed. There can be no assurance the IPO will be completed.

The Partnership's investment in and advances to the Company were written off in 2002 and in prior years due to the losses incurred by the Company and to the uncertainty of the IPO.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash investments and positions held in securities.

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

Sales of securities sold, not yet purchased, represent an obligation of the Partnership to deliver specified securities at a predetermined date and price. The Partnership is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts due to broker are secured by the underlying investments held by the Partnership.

At December 31, 2002, the Partnership held securities inventory with a total market value of $186,781, of which $177,881, or 95%, was attributable to a single issuer. Additionally, virtually all trading profits were attributable to the same issuer.

The Partnership maintains a cash balance in a financial institution located in Michigan. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Partnership had no uninsured cash balances in financial institutions.

The Partnership maintains a balance of $718,757, which includes a clearing deposit of $102,664 and amounts due from clearing broker of $616,093, in various firm trading accounts with its clearing broker. These amounts are not insured by the Federal Deposit Insurance Corporation.

NOTE 6 - CLEARING ARRANGEMENTS

The Partnership clears on a fully-disclosed basis through U.S. Clearing, a division of Fleet Securities, Inc. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000 with the clearing broker/dealer.

SUPPLEMENTARY INFORMATION

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL	
Total partners' equity qualified for net capital	$955,517
Allowable liabilities subordinated to claims of general creditors	0
Total Equity Capital and Allowable Subordinated Liabilities	955,517
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	14,087
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	941,430
HAIRCUTS ON SECURITIES	28,913
NET CAPITAL	912,517
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	100,000
EXCESS NET CAPITAL	$812,517
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 21,354
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.03 to 1

STATEMENT PURSUANT TO RULE 17A-5(D)(4)

There were no material differences between Computation of Net Capital Under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II filed by the Partnership for the quarter ended December 31, 2002.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Partnership had no liability subordinated to claims of general creditors as of January 1, 2002. In addition, there were none in existence during the year ended December 31, 2002 and, accordingly, there are no changes to report.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

J. W. Korth & Company Limited Partnership is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Partnership did not hold customers' funds or securities. J. W. Korth & Company Limited Partnership was in compliance with the conditions of exemption.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

As of December 31, 2002, J. W. Korth & Company Limited Partnership had no credit items that would result in a reserve requirement.

HOCH, FREY & ZUGMAN
CERTIFIED PUBLIC ACCOUNTANTS
A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

DAVID B. ZUGMAN, CPA, P.A.
DAVID B. BLACK, CPA, P.A.
FREDERICK S. WEINSTEIN, CPA, P.A.
STEVEN M. BORISMAN, CPA, P.A.

JOEL HOCH, CPA - RETIRED
SAMUEL FREY, CPA - RETIRED

FOURTH FLOOR
4875 NORTH FEDERAL HIGHWAY
FORT LAUDERDALE, FLORIDA 33308-4610
BROWARD 954.351.9000 • DADE 305.947.7717
FAX 954.351.9011

401 CAMINO GARDENS BOULEVARD
BOCA RATON, FLORIDA 33432-5810
561.368.9272
FAX 561.392.1521

EMAIL: admin@hfzcpa.com

February 18, 2003

General and Limited Partners
J. W. Korth & Company Limited Partnership

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of J. W. Korth & Company Limited Partnership for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and shall not be used by anyone other than those specified parties.

Hoch, Frey & Zugman

HOCH, FREY & ZUGMAN
Certified Public Accountants